CANGURU CAPITAL ADVISORS

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE PERIOD JANUARY 23, 2025, THROUGH DECEMBER 31, 2025

This report is filed in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

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SEC FILE NUMBER
8-71270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/23/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Canguru Capital Advisors

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2182 S EL Camino Real, Suite 203
(No. and Street)

Oceanside	CA	92054
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter B Galligan	720-689-4822	pete.galligan@canguruca
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


OATH OR AFFIRMATION


I, Aaron Jamieson_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Canguru Capital Advisors_____, as of February 26_____, 2026___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DocuSigned by:

Signature: _Aaron Jamieson_

728B3EDA7234441...

Title: President & Managing Partner

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

Contents

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholder of Canguru Capital Advisors,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Canguru Capital Advisors as of December 31, 2025, the related statements of operations, changes in shareholder's equity, and cash flows for the period from January 23, 2025, to December 31, 2025, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Canguru Capital Advisors as of December 31, 2025, and the results of its operations and its cash flows for the period from January 23, 2025, to December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Canguru Capital Advisors' management. Our responsibility is to express an opinion on Canguru Capital Advisors' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Canguru Capital Advisors in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Canguru Capital Advisors' financial statements. The supplemental information is the responsibility of Canguru Capital Advisors' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC



We have served as Canguru Capital Advisors's auditor since 2025.

Sugar Land, Texas

February 25, 2026

CANGURU CAPITAL ADVISORS

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents (Note 1)	$	76,222
Prepaid expenses		8,154
Total assets	**$**	**84,376**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses		22,481
Deferred retainer payments		130,500
Total liabilities		152,981
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, par value $.?? per share; ?? shares authorized; ?? shares issued and outstanding		-
Additional paid-in capital		40,000
Retained Earnings		(108,605)
Total shareholder's equity		(68,605)
Total liabilities and shareholder's equity	**$**	**84,376**

The accompanying notes are an integral part of this statement.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Canguru Capital Advisors (the "Company") was incorporated in California on July 24, 2024. The Company operates as a securities broker-dealer, providing sales and marketing services to managers ("Clients") who provide private investment products to institutional investors. The Company does not have direct customers.

The Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are, and will remain as described below.

Revenue Recognition

The Company records revenue in accordance with ASC 606. Under ASC 606, the Company recognizes revenue when its Clients receive control of the goods or services. The amount of revenue recognized reflects the consideration outlined in the contract between the parties.

The Company believes that its performance obligation is the sale of a private investment product to an institutional investor that the company referred to their Clients. As of December 31, 2025, there have been no sales to institutional investors referred by the Company.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

NOTE 1 - *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES* (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - *INCOME TAXES*

Effective July 24, 2024, with the consent of its Member, the Company elected to be taxed as an S corporation. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a minimum franchise tax.

NOTE 3 - *NET CAPITAL REQUIREMENTS*

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 At December 31, 2025 the Company had net capital of $(76,759) which was $(95,882) less than its required net capital of $19,123. The Company had a percentage of aggregate indebtedness to net capital of (-199.30%) as of December 31, 2025.

NOTE 4 - *COMMITMENTS AND CONTINGENCIES*

The Company had no commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025, or during the year then ended.

NOTE 5 - *FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES*

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a broker and deals exclusively in selling and marketing private investments to institutional investors, and receiving a fee when an institutional investor invests in the private investment.

In the normal course of business, the Company's activities involve contacting institutional investors to inform them about the specific private investments its Clients offer. The company uses only materials approved by its Clients. These activities may expose the Company to off-balance-sheet risks. The Company bears the risk that it cannot find any institutional investors interested in the investment its Clients are offering.

The Company bears the risk of financial failure by its Clients that institutional investors have invested in if the Clients should cease doing business, the amounts due from the Clients could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, prepaid expenses, deferred retainer fees payments, accounts payable, and accrued expenses, are carried at amounts which approximate fair value due to their short maturities.

NOTE 6 - *GOING CONCERN*

The Company did not recognize revenue from operations in 2025. The shareholder has committed to contribute additional capital to fund operations in the event that the company does not recognize revenues sufficient to offset the cost of operations.

NOTE 7 - *SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through February 25, 2026, and the following subsequent events were identified.

In a review of the company's contracts, it was discovered that two contracts included additional clauses requiring compensation with longer revenue recognition timeframes and different recognition criteria than those the Company had previously relied on to record revenue, even though the compensation was non-recoverable by the Clients. As a result, the Company immediately reclassified the revenue to deferred retainer payments and notified Financial Industry Regulatory Authority, Inc. and the Securities and Exchange Commission of a Net Capital Deficiency, which was rectified immediately with a capital infusion of an additional $110,000 contribution made on January 14, 2026, which brought the company back into compliance within the net capital required by Financial Industry Regulatory Authority, Inc. and the Securities and Exchange Commission.

NOTE 8 -   Segment Reporting

The Company is engaged as a securities broker-dealer dealing mainly referring institutional investors to Clients who offer private investments. The Company has identified its Chief Executive Officer as the chief operating decision maker("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information for the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.